SAMSON OIL & GAS LODGES JUNE 30, 2008 FINANCIAL REPORT

Denver 1700 hours September 29, 2008, Perth 0700 hours September 30 2008

Samson Oil & Gas Limited (AMEX: SSN; ASX: SSN) today lodged its 2008 Financial Report for the year ended June 30, 2008. A copy of the report is available in full on the company’s website (www.samsonoilandgas.com).

Highlights

●	Net loss of A$3.1 million, including a A$2.9 million write off of unsuccessful exploration

●	Increased gross profit from A$3.1 million to A$4.4 million despite lower gas prices experienced during the year

●	Unrealized hedge expense of A$1.6 million (which since balance date has reversed to a net gain of A$0.9 million, using the gas price forward curve as at September 23, 2008)

●	Unrealized loss on the movement of the fair (theoretical) value of the warrants attached our debt facility of A$1.3 million.

●	Non cash expense of A$0.4 million associated with the issue of employee incentive options

●	Non-cash interest expense of A$1,261,493 related to the accounting treatment of the warrants attached to our convertible notes

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the American Stock Exchange under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions and to use certain methodologies in valuing any such proved reserves. We use certain terms in our 2008 Financial Report such as "estimated proved recoverable reserve" and "probable reserve" that the SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider these differences and closely review the disclosure in our Form 20-F, as amended, available on our website at www.samsonoilandgas.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or visiting www.sec.gov.

Statements made in the 2008 Financial Report that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. Actual results may differ materially from those anticipated or estimated by any forward looking information. A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended ,which is available at www.sec.gov/edgar/searchedgar/webusers.htm.